SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Develops Its Own Program for Managing
Aircraft Maintenance Waste
The program is fully operational at eight Company bases and in the advanced implementation phase at another 18

São Paulo, February 11, 2010 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, has developed its own program for managing aircraft maintenance waste at its operational bases. Currently, eight bases are using the program to treat and dispose of 100% of their waste and another 18 are in the advanced implementation phase. The Company is also carrying out studies into extending the program to all the airports where it operates.

“After having created our own liquid effluent and solid waste treatment program at our Maintenance Center in Confins (MG), which is a benchmark for the industry, we want to introduce similar procedures at the airports”, declared Alberto Correnti, GOL’s Head of Maintenance. The Maintenance Center is run along strict environmental standards whereby all the oil and other chemical effluents produced during the maintenance process are treated before being disposed of in a way that does not harm the environment. For cleaning the inside of the aircraft, the Company uses industrial towels that are laundered by specialized firms in order to avoid any type of waste. Also, since 2003, GOL has been dry cleaning the outside of its aircraft, using only 10% of the amount of water normally used in this procedure.

In addition to being environmentally correct and in line with the Company’s own social and environmental responsibility policies, extending the waste management program to the bases will give GOL greater control over material consumption and use. In accordance with ANVISA (National Health Surveillance Agency) and CONAMA (National Environment Council), the methodology ensures that each type of waste generated during cleaning and maintenance procedures is disposed of in the most appropriate manner. In 2009, more than 14 tonnes of waste were treated prior to disposal, which represents 30% of the total (the other 70% are treated by third parts). In a near future, the Company aims to treat 100% of the waste generated during the procedures.

The Company has always been preoccupied over the treatment of aircraft maintenance waste, which was previously handled by airport management at each base. “The develoment of our own program, which is totally in line with environmental legislation and the industry’s best practices, is an important step forward for GOL”, declared Correnti. The measure anticipates waste management tendencies in the global aviation industry: “By centralizing the process within the Company, we have made this issue one more facet of our environmental management and sustainability policy”, he concluded.

About GOL Linhas Aéreas Inteligentes S.A
CONTACT:

Investor Relations	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 50 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cuttingedge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
Leonardo Pereira – Executive VP
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:February 11, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.